February 7, 2019

Beth Hecht
General Counsel
XERIS PHARMACEUTICALS INC
180 N. LaSalle Street
Suite 1810
Chicago, IL 60601

       Re: XERIS PHARMACEUTICALS INC
           Draft Registration Statement on Form S-1
           Filed January 7, 2019
           File No. 377-02456

Dear Ms. Hecht:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance